Filed Pursuant to Rule 433
Registration Statement No. 333-205451

March 16, 2017

PRICING TERM SHEET

Dated March 16, 2017

GLOBAL INDEMNITY LIMITED

$120,000,000 aggregate principal amount of

7.875% Subordinated Notes due 2047

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated March 16, 2017 to the prospectus dated November 7, 2016, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Global Indemnity Limited

Title of Securities:	7.875% Subordinated Notes due 2047 (the “Notes”)

Aggregate Principal Amount of Notes Offered:	$120,000,000

Over-allotment Option:	$18,000,000, exercisable for 30 days following March 16, 2017

Maturity Date:	April 15, 2047

Net Proceeds (before expenses) to Issuer:	$116,220,000 (excluding any exercise of the Over-allotment Option)

Interest Rate:	7.875% per annum, accruing from the Settlement Date

Interest Payment Dates:	Each January 15, April 15, July 15 and October 15, commencing on July 15, 2017

Interest Payment Record Dates:	Each January 1, April 1, July 1 and October 1, commencing on July 1, 2017

Issue Price:	100% of the principal amount plus accrued interest, if any, from March 23, 2017 if settlement occurs after that date.

Underwriting Discount:	3.15%

Optional Redemption:	On and after April 15, 2022, or on any interest payment date thereafter, the Notes may be redeemed in $25 increments at the Issuer’s option in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but not including, the date of redemption. If the Issuer redeems only a portion of the Notes on any date of redemption, the Issuer may subsequently redeem additional Notes.

Subordination:

The Notes will be subordinated unsecured obligations and will rank (i) senior to the Issuer’s existing and future capital stock, (ii) senior in right of payment to any future junior subordinated debt, (iii) equally in right of payment with any existing unsecured, subordinated debt that the Issuer has issued or that the Issuer may issue in the future that ranks equally with the Notes, including the Issuer’s 7.75% Subordinated Notes due 2045, and (iv) subordinate in right of payment to any of our existing and future senior debt.

In addition, the Notes will be structurally subordinated to all existing and future indebtedness, liabilities and other obligations of the Issuer’s subsidiaries.

Pricing Date:	March 16, 2017

Trade Date:	March 16, 2017

Settlement Date:	March 23, 2017*

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Rating (A.M. Best)**:	bbb-

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
UBS Securities LLC
RBC Capital Markets, LLC

Listing:	The Issuer has applied to list the Notes on the NASDAQ Global Select Market under the symbol “GBLIL”.

CUSIP:	G3933F 139

* Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Pricing Date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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This material is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, UBS Securities LLC at (888) 827-7275 or RBC Capital Markets, LLC at (866) 375-6829.